October 12, 2018

Paul McCrory
Company Secretary
B.A.T Capital Corporation
Globe House, 4 Temple Place
London WC2R 2PG
United Kingdom

       Re: B.A.T Capital Corporation
           Registration Statement on Form F-4
           Filed October 2, 2018
           File No. 333-227658

Dear Mr. McCrory:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure